SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January 2008

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒ Form 40-F   ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐ No   ☒

ANNOUNCEMENT

Portugal Telecom, SGPS, S.A.

Public Company

Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisbon

Share Capital: Euro 30,774,000

Registered in the Commercial Registry Office of Lisbon and

Corporation no. 503 215 058

Qualified Holding

Pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code, we hereby inform that Controlinveste Comunicações, SGPS, S.A., with registered office at Rua Abranches Ferrão, n.º 10 – 12.º andar, in Lisbon (“Controlinveste Comunicações”) notified Portugal Telecom, SGPS, S.A. (“PT”) that, as a result of the sale of 200,000 (two hundred thousand) PT shares, through transactions made on 11 January 2008 on the regulated market, has ceased to have a qualified holding in PT and now has a holding of 20,421,247 (twenty million, four hundred and twenty one thousand, two hundred and forty seven) shares, representing 1.99% of the share capital and voting rights in PT.

Controlinveste Comunicações is controlled by Olivedesportos – Publicidade, Televisão e Media, S.A., which in turn is controlled by Sportinveste, SGPS, S.A., which in turn is controlled by Controlinveste, SGPS, S.A., which in turn is controlled by Mr. Joaquim Francisco Alves Ferreira de Oliveira.

Lisbon, 14 January 2008

ANNOUNCEMENT

Portugal Telecom, SGPS, S.A.

Public Company

Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisbon

Share Capital: Euro 30,774,000

Registered in the Commercial Registry Office of Lisbon and

Corporation no. 503 215 058

Qualified Holding

Pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code (Código dos Valores Mobiliários or “CVM”), we hereby inform that Banco Espírito Santo, S.A. (“BES”) notified Portugal Telecom, SGPS, S.A. (“PT”) that the number of shares held by holders of voting rights with whom BES has entered into a voting agreement according to subparagraph c) of no. 1 of article 20 of the CVM has been reduced in 9,342,000 shares representing 0.9% of the share capital and voting rights in PT.

Following such reduction, the number of voting rights attributable to BES in accordance with subparagraph c) of no. 1 of article 20 of the CVM now represents less than 2% of the voting rights corresponding to the share capital of PT.

As a result of this change, 7.79% of the voting rights in PT are now attributable to BES, pursuant to the terms of no. 1 of article 20 of the CVM as follows:

Entities	No. of shares	% of capital and voting rights (according to article 16 of the CVM)
Banco Espírito Santo, S.A.	51,598,328	5.03%
Held by BES Pension Fund	11,676,001	1.14%
Held by companies in a control or group relationship with BES	4,218	0.00%
Held by holders of voting rights with whom BES has entered into a voting agreement	16,580,829	1.62%
Held by members of the management and supervisory boards of BES	65,435	0.01%
Total	79,924,811	7.79%

Lisbon, 14 January 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2008

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Prego

Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.